                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                               (AMENDMENT NO. _____)(1)

                            GLOBAL DIAMOND RESOURCES, INC.
                            ------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            ------------------------------
                            (Title of Class of Securities)

                                     379320 20 3
                            ------------------------------
                                    (CUSIP Number)

                                     Amin Koudsi
                                     P.O. Box 95
                           Abu Dhabi, United Arab Emirates
                                    (9712) 721-400
                            ------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 29, 1998
                            ------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)



-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.  379320 20 3                   13D      Page 2 of 8 Pages


    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              LIWA DIAMOND COMPANY LIMITED
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /  (b) /X/
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           8,571,429
              SHARES           ------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        -0-
            REPORTING          ------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          8,571,429
                               ------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              8,571,429
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              17.2%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  379320 20 3                   13D      Page 3 of 8 Pages


    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MATAR ABDULLAH AL-MUHAIRY
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /  (b) /X/
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              PF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED ARAB EMIRATES
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES           ------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        8,571,429
            REPORTING          ------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                               ------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             8,571,429
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              8,571,429
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              17.2%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  379320 20 3                   13D      Page 4 of 8 Pages


    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MUBARA ABDULLAH AL-MUHAIRY
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /  (b) /X/
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              PF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED ARAB EMIRATES
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES           ------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        8,571,429
            REPORTING          ------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                               ------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             8,571,429
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              8,571,429
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              17.2%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  379320 20 3                   13D      Page 5 of 8 Pages


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0005 (the "Stock"), of Global Diamond Resources, Inc., a Nevada corporation ("GDRI"). The principal executive office of GDRI is located at 836 Prospect Street, Suite 2B, La Jolla, California 92037.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

LIWA DIAMOND MINING COMPANY LIMITED:

     (a)  LIWA Diamond Company Limited, a British Virgin Islands company
("LIWA").

     (b) The business address of LIWA is P.O. Box 95, Abu Dhabi, United Arab Emirates.

     (c)  LIWA was formed for the purpose of investing in securities.

     (d) During the last five years, LIWA has not been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

     (e) During the last five years, LIWA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

PRINCIPAL SHAREHOLDERS, DIRECTORS AND OFFICERS OF LIWA:

     Matar Abdullah Al-Muhairy, a citizen of the United Arab Emirates, holds a 50% interest in LIWA. He is the chairman of the board of directors and a managing director of LIWA. His business address is P.O. Box 95, Abu Dhabi, United Arab Emirates. During the last five years, he has neither been (a) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  379320 20 3                   13D      Page 6 of 8 Pages


     Mubarak Abdullah Al-Muhairy, a citizen of the United Arab Emirates, holds the other 50% interest in LIWA. He is a managing director of LIWA. His business address is P.O. Box 95, Abu Dhabi, United Arab Emirates. During the last five years, he has neither been (a) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Amin Koudsi, a citizen of Syria, is a director of LIWA. His business address is P.O. Box 95, Abu Dhabi, United Arab Emirates. During the last five years, he has neither been (a) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 29, 1998, LIWA purchased from GDRI in a private placement 8,571,429 shares of the Stock for an aggregate consideration of $3,000,000.00. LIWA purchased the Stock utilizing funds from its working capital which derived from the investment of personal funds in LIWA by Messrs. Matar Abdullah Al-Muhairy and Mubarek Abdullah Al-Muhairy.


ITEM 4.   PURPOSE OF TRANSACTION.

     LIWA acquired the Stock as an investment and holds it in the ordinary course of business and not with the purpose or effect of changing the control of GDRI. LIWA intends to review its investment in GDRI on a regular basis and may
(i) increase its investment in GDRI, (ii) maintain its present level of investment or (iii) dispose of some or all of its shares of the Stock.

     LIWA and GDRI are parties to that certain Securities Purchase Agreement dated December 29, 1998 (the "Purchase Agreement"), attached hereto as Exhibit B, pursuant to which LIWA purchased the Stock. Under the terms of the Purchase Agreement, LIWA is entitled to have two of its nominees appointed to GDRI's board of directors at all times. LIWA's nominees to GDRI's board of directors are Matar Abdullah Al-Muhairy and Amin Koudsi. Concurrently with the purchase of the Stock, GDRI has amended its bylaws to increase the number of authorized
directors to eleven.   GDRI has agreed that for as long as LIWA owns at least
seven and one-half percent (7.5%) of the issued and outstanding shares of the Stock, (a) GDRI shall take no action to increase the authorized number of directors to a number greater than eleven (11), and (b) LIWA shall be entitled to have one of its nominees serve on any committee of the board of directors.

CUSIP NO.  379320 20 3                   13D      Page 7 of 8 Pages


     The Purchase Agreement grants LIWA the right to participate in future offerings of the Stock or any securities convertible thereto in proportion to LIWA's equity interest in GDRI. LIWA shall be entitled to these participation rights for so long as LIWA maintains ownership of at least 10% of the issued and outstanding shares of the Stock or until the consummation of an underwritten public offering of shares of the Stock.

     Except as set forth above, LIWA has no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) LIWA beneficially owns 8,571,429 shares of the Stock, approximately 17.2% of the aggregate number of shares outstanding. As holders of all of the issued and outstanding shares of LIWA, Messrs. Matar Abdullah Al-Muhairy and Mubarak Abdullah Al-Muhairy may be deemed to be beneficial owners of the 8,571,429 shares of the Stock reported herein.

     (b) LIWA has sole voting and dispositive power over the 8,571,429 shares of the Stock it beneficially owns. As managing directors of LIWA, Messrs. Matar Abdullah Al-Muhairy and Mubarak Abdullah Al-Muhairy share voting and dispositive power over the 8,571,429 shares of the Stock beneficially owned by LIWA.

     (c) Except as set forth in Item 3 above, none of the reporting persons has effected any transaction in the Stock in the past 60 days.

     (d) No persons other than LIWA, Messrs. Matar Abdullah Al-Muhairy and Mubarak Abdullah Al-Muhairy are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the rights disclosed in Item 4 above, the Purchase Agreement grants LIWA certain registration rights in the Stock. Other than the Purchase Agreement, there are no contracts, arrangements, understandings or relationships with respect to any securities of GDRI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Securities Purchase Agreement

CUSIP NO.  379320 20 3                   13D      Page 8 of 8 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1998.



     LIWA DIAMOND COMPANY LIMITED,
     A BRITISH VIRGIN ISLANDS COMPANY


     By: /s/ Matar Abdullah Al-Muhairy
        -----------------------------
     Name: Matar Abdullah Al-Muhairy
     Title: Managing Director


     MATAR ABDULLAH AL-MUHAIRY


     /s/ Matar Abdullah Al-Muhairy
     -----------------------------
     Matar Abdullah Al-Muhairy


     MUBARAK ABDULLAH AL-MUHAIRY


     /s/ Mubarak Abdullah Al-Muhairy
     -----------------------------
     Mubarak Abdullah Al-Muhairy

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, LIWA Diamond Company Limited, Matar Abdullah Al-Muhairy and Mubarek Abdullah Al-Muhairy hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 8, 1998.


     LIWA DIAMOND COMPANY LIMITED



     By: /s/ Matar Abdullah Al-Muhairy
        ------------------------------
     Name: Matar Abdullah Al-Muhairy
     Title: Managing Director


     MATAR ABDULLAH AL-MUHAIRY


     /s/ Matar Abdullah Al-Muhairy
     -----------------------------
     Matar Abdullah Al-Muhairy


     MUBARAK ABDULLAH AL-MUHAIRY


     /s/ Mubarak Abdullah Al-Muhairy
     -----------------------------
     Mubarak Abdullah Al-Muhairy

                                      EXHIBIT B

                           SECURITIES PURCHASE AGREEMENT


     This Securities Purchase Agreement ("Agreement") is entered into this 29th day of December 1998 by and among GLOBAL DIAMOND RESOURCES, INC., a Nevada corporation (the "Company"), and LIWA DIAMOND COMPANY LIMITED, a British Virgin Islands company ("Purchaser").

                                  R E C I T A L S

     A. The Company desires to obtain additional capital in order to further the mine development and operations of its South African subsidiaries.

     B. In order to obtain such funds, the Company desires to sell and issue to the Purchaser 8,571,429 shares of the Company's $.0005 par value common stock ("Common Stock"), for the aggregate payment of Three Million U.S. Dollars (US$3,000,000), on the terms and subject to the conditions set forth herein.

                                 A G R E E M E N T

     It is agreed as follows:

     1.   PURCHASE AND SALE OF SHARES.

          1.1 PURCHASE AND SALE OF SHARES. Subject to the terms and conditions set forth herein, the Company agrees to sell and issue to Purchaser, and Purchaser agrees to purchase from the Company, 8,571,429 shares ("Shares") of Common Stock, at a purchase price of US$.35 per share.

          1.2 CLOSING. The closing of the transactions contemplated by this Agreement ("Closing") shall take place at the offices of Oppenheimer Wolff & Donnelly, located at 500 Newport Center Drive, Suite 700, Newport Beach, California, at 9:00 a.m., local time, on or before December 31, 1998, or at such other time or place as the parties hereto shall by written instrument designate (with the date on which such Closing takes place referred to as the "Closing Date"). At the Closing, the Company shall deliver to the Purchaser the certificates representing the Shares purchased by the Purchaser under this Agreement in definitive form and registered in the name of Purchaser against delivery to the Company by Purchaser of a wire transfer in the amount of the purchase price to the general account of the Company pursuant to the following instructions:

          Account Name:                 Global Diamond Resources, Inc.
          Bank:                         Wells Fargo Bank
          Branch:                       La Jolla Branch
                                        7714 Girard Avenue
                                        La Jolla,  CA 92037
          Branch Number                 0651
          ABA Number                    121000248
          Account Number                6651 253585

     2.   DELIVERIES AT CLOSING.

          2.1 COMPANY'S DELIVERIES AT CLOSING. At the Closing, the Company shall deliver or cause to be delivered to the Purchaser all of the following:

               (a) certificates representing the Shares registered in the name of the Purchaser;

               (b) an Officer's Certificate of the Company, in the form of Exhibit "A" attached hereto, representing that, to such officer's knowledge, all of the representations and warranties of the Company set forth in this Agreement are accurate as of the Closing and that the Company has taken all actions required to be taken by the Company under this Agreement prior to the Closing;

               (c) certified resolutions of the Board of Directors of the Company authorizing consummation of the transactions contemplated by this Agreement;

               (d) a Certificate of Good Standing from the State of Nevada for the Company;

               (e) an opinion letter of counsel for the Company in the form of Exhibit "B" attached hereto; and

               (f) Indemnification Agreements, each in the form of Exhibit "C" attached hereto, between the Company and each of the Purchaser's Nominees (as defined in Section 3.21) who will become directors immediately following the Closing;

               (g) a certified copy of the Articles of Incorporation of the Company, as amended;

               (h) written confirmation from American Securities Transfer & Trust, Inc., the transfer agent for the Company's Common Stock, as to the number of issued and outstanding shares of Common Stock as of December 23, 1998;

               (i) written notice from International PCM Holdings Limited, a British Virgin Islands company ("PCM"), of the waiver of its rights to 30 days' prior written notice of this offering pursuant to Section 6.7 of that certain Securities Purchase Agreement dated December 5, 1997 by and among the Company, Global Diamond Resources Limited, a British Virgin Islands company ("GDRIL"), and PCM ("PCM Agreement");

               (j) written resignations from Andries Janzen, Hugh Wilmer and Gasem S. Al-Shaikh from their positions as directors of the Company effective as of and subject to the Closing; and

               (k) such other documents and instruments as shall be reasonably necessary to effect the transactions contemplated hereby.

          2.2 PURCHASER'S DELIVERIES AT CLOSING. At the Closing, Purchaser shall deliver or cause to be delivered to the Company all of the following:

               (a) a wire transfer of immediately available funds to the Company's general account in the amount of the purchase price of the Shares;

               (b) an Officer's Certificate of Purchaser, in the form of Exhibit "D" attached hereto, representing that, to such officer's knowledge, all of the representations and warranties of Purchaser set forth in this Agreement are accurate as of the Closing and Purchaser has taken all actions required to be taken by Purchaser hereunder prior to the Closing;

               (c) such other documents and instruments as shall be reasonably necessary to effect the transactions contemplated hereby.

     3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

          As a material inducement to the Purchaser to enter into this Agreement and to purchase the Shares, the Company represents, warrants and covenants as follows (The term "Company," when used in Sections 3.6 through 3.19, shall include each of the Subsidiaries, as defined in Section 3.1, unless the context in which such term is used indicates otherwise):

          3.1 ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and has full corporate power and authority to enter into and perform its obligations under this Agreement, and to own its properties and to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect upon the Company. The Company has equity interests in the following companies (all of which are collectively referred to as the "Subsidiaries."):
GDRIL, Global Diamond Resources (SA) (Pty) Limited, a South African corporation ("Global Diamond-SA"), Global Diamond Resources Inc., a British Columbia corporation ("Global Diamond-BC"), and Nabas Diamonds (Pty) Limited, a South

African corporation ("Nabas Diamonds"). Each of the Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction and has full corporate power and authority to own its properties and to carry on its business as presently conducted and as proposed to be conducted. Each of the Subsidiaries is duly qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect upon the Subsidiary.

          3.2 CAPITALIZATION. The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, $.001 par value, of which no shares are issued, and 50,000,000 shares of Common Stock, $.0005 par value, of which 32,824,470 shares are issued and outstanding. All of the Subsidiaries are beneficially owned either directly or indirectly by the Company. All of the issued and outstanding capital shares of GDRIL are owned by the Company and Global Diamond-BC. The authorized capital of Global Diamond-SA consists of 100 ordinary shares, of which 95 shares are issued and outstanding and held by GDRIL. Global Diamond-SA owns all of the issued and outstanding share capital of Nabas Diamonds. There are no options, warrants or rights outstanding which entitle their holder to purchase or acquire any capital shares of GDRIL, Global Diamond-SA, Global Diamond-BC or Nabas Diamonds. All outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid, nonassessable, and free of any preemptive rights. Except as set forth in
Schedule 3.2, there are no agreements, options, warrants or other rights to purchase any of the Company's authorized and unissued Preferred Stock or Common Stock or the equity securities of any of the Subsidiaries, and there are no voting, pooling or voting trust agreements, arrangements or contracts known to the Company by and among the Company, its shareholders, or any of them.

          3.3 NO SUBSIDIARIES. Except as set forth in Section 3.1, the Company does not control, or have any interest in, directly or indirectly, any corporation, partnership, business trust, association or other business entity.

          3.4 SEC REPORTS. The Company has delivered to the Purchaser (i) its annual report on Form 10-KSB for the fiscal year ended December 31, 1997 and all quarterly reports on Form 10-QSB subsequently filed with the U.S. Securities and Exchange Commission ("SEC") (collectively, the "SEC Reports"), and (ii) the press releases dated September 9, 1998, July 17, 1998, and April 16, 1998, which constitute all press releases issued by the Company subsequent to January 1, 1998 ("Press Releases"). The information in the SEC Reports and the Press Releases, taken as a whole, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as provided in the SEC Reports, since September 30, 1998, there has been no material adverse change in the business or financial condition of the Company.

          3.5 VALIDITY OF TRANSACTIONS. This Agreement, and each document executed and delivered by the Company in connection with the transactions contemplated by this Agreement, and the performance of the transactions contemplated therein have been duly authorized, executed and delivered by the Company and is each the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency reorganization and moratorium laws and other laws affecting enforcement of creditor's rights generally and by general principles of equity. The Shares issuable hereunder, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable. The Shares will be free of any liens or encumbrances, except for any restrictions imposed by federal or state securities laws.

          3.6 NO VIOLATION. The execution, delivery and performance of this Agreement and each document executed and delivered by the Company has been duly authorized by the Board of Directors of the Company and the Company has taken all necessary corporate action in connection with the execution, delivery and performance of the Agreement. The execution, delivery and performance of this Agreement and each document executed and delivered by the Company will not violate any law or any order of any court or government agency applicable to the Company, as amended, or the Articles of Incorporation or Bylaws of the Company, as amended, and will not result in any breach of or default under, or, except as expressly provided herein, result in the creation of any encumbrance upon any of the assets of the Company pursuant to the terms of the PCM Agreement, or any other agreement or instrument by which the Company or any of its assets may be bound. No approval of or filing with any governmental authority (including any governmental authority in South Africa) is required for the Company to enter into, execute or perform this Agreement.

          3.7 LITIGATION. Except as set forth in the SEC Reports, there are no suits or proceedings (including without limitation, proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Company, threatened against or affecting the Company which questions the validity of this Agreement or any action to be taken in connection therewith, and the Company is not subject to or in default with respect to any order, writ, injunction or decree of any foreign, federal, state, local or other governmental department. The Company has not commenced nor currently intends to commence any legal proceedings against any other person or entity. The Company has provided Purchaser with copies of all substantive correspondence for the past three years between the Company and either the SEC, the National Association of Securities Dealers or the California Department of Corporations

          3.8 MINING PROPERTIES. Neither the Company nor any of its Subsidiaries own any real property or mining interests except as set forth on
Schedule 3.8. Set forth on Schedule 3.8 is a complete list of all contracts and permits which represent Global Diamond-SA's and Nabas Diamond's mining properties and interests ("Mining Contracts"). Each of the Mining Contracts is legal, binding and enforceable, is in full force and effect, and grants to the Company or its Subsidiaries, as the case may be, the exclusive right to mine the property interest demised thereunder, except as expressly limited by the terms of the respective Mining Contract and applicable South African law. Except as set forth in the SEC Reports, none of the Mining Contracts will expire or be terminated or be subject to any modification of terms or conditions upon the consummation of the transactions contemplated by this Agreement. All amounts due and payable by the Company or its Subsidiaries under the Mining Contracts have been fully paid. There are no actual or, to the knowledge of the Company, threatened expropriations, interdicts or rood proclamations relating to the premises covered by the Mining Contracts, and no claims for restitution of land rights have been lodged under the South African Restitution of Lands Rights Act 20 of 1994 in relation to the premises covered by the Mining Contracts. Nabas Diamonds has all necessary statutory consents to prospect in that area of the Richtersveld National Park covered by the prospecting permit therefor and it has obtained a Section
51(3) permission in terms of the Rural Areas Act 9 of 1987 to prospect in the area covered by the Grasdrif prospecting permit. Except as set forth in the SEC Reports, neither Global Diamond-SA nor Nabas Diamonds is in default in any material respect under the terms of any Mining Contract nor has any event occurred which, with the passage of time or giving of notice, would constitute such a default by Global Diamond-SA or Nabas Diamonds and, to the Company's knowledge, no other party to any such Mining Contract is in default in any material respect thereunder nor has any such event occurred with respect to such party. The Company or its Subsidiaries, as the case may be, has good and valid title to each of the mining interests demised under the Mining Contracts free and clear of any liens or encumbrances, except those set forth in the Mining Contracts and applicable South African law. Except as provided in the SEC Reports, since January 1, 1998, there has been no material adverse change in the mining rights held by the Company.

          3.9 USE OF PROCEEDS. The Company shall use the proceeds from the sale of the Shares solely for the purpose of furthering the operations of the Company and its South African Subsidiaries.

          3.10 TAXES. All foreign and federal income tax returns and state and local income tax returns for the Company have been filed as required by law; all taxes as shown on such returns or on any assessment received subsequent to the filing of such returns have been paid, and there are no pending assessments or adjustments or any income tax payable for which reserves, which are reasonably believed by the Company to be adequate for the payment of any additional taxes that may come due, have not been established. All other taxes imposed by any government authority on the Company have been paid and any reports or returns due in connection therewith have been filed. No outstanding claim for assessment or collection of taxes has been asserted against the Company, and there are no pending, or to the knowledge of the Company, threatened tax audits, examinations or claims.

          3.11 NO DEFAULTS. Except as set forth in Schedule 3.11, no material default (or event which, with the passage of time or the giving of notice, or both, would become a material default) exists or is alleged to exist with respect to the performance of any obligation of the Company under the terms of any indenture, license, mortgage, deed of trust, lease, note, guaranty, joint venture agreement, operating agreement, partnership agreement, or other contract or instrument, including, without limitation, the PCM Agreement, to which the Company is a party or any of its assets are subject, or by which it is otherwise bound, and, to the best knowledge of the Company, no such default or event exists or is alleged to exist with respect to the performance of any obligation of any party thereto.

          3.12 ENVIRONMENTAL MATTERS.  Based on the actual knowledge of the
Company: (i) the operations of Global Diamond-SA and Nabas Diamonds comply in all respects with all applicable South African environmental, health and safety statutes and regulations; (ii) none of the operations of the Company, Global Diamond-SA and Nabas Diamonds involve the unlawful generation of, transportation, treatment or disposal of hazardous waste; (iii) neither Global Diamond-SA or Nabas Diamonds has disposed of any hazardous waste or substance by placing it in or on the ground of any premises owned, leased or used by it; and
(iv) no underground storage tanks or surface impoundments are on any of the premises owned, leased or used by the Company, Global Diamond-SA or Nabas Diamonds. There are no pending or, to the actual knowledge of the Company, threatened claims, encumbrances or restrictions of any nature resulting from environmental laws with respect to or affecting any properties in which the Company or its subsidiaries has an interest.

          3.13 ABSENCE OF UNDISCLOSED LIABILITIES. The Company has no liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, not disclosed in the SEC Reports, except those which (a) were incurred in the ordinary course of business subsequent to September 30, 1998, and (b) individually and in the aggregate are not material to the operations or financial condition of the Company.

          3.14 SECURITIES LAW COMPLIANCE. Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4 of this Agreement, the offer, issue, sale and delivery of the Shares constitutes an exempted transaction under the Securities Act of 1933 ("1933 Act"), as now in effect, and registration of the Shares under the 1933 Act, is not required, and no notice, filing, registration, or qualification under any U.S. state securities or "Blue Sky" law is required in connection therewith except for such filings as may be necessary to comply with the Blue Sky laws of any state, which filings will be made in a timely manner. All securities issued to date by the Company have been issued in compliance with all applicable federal and state securities laws.

          3.15 DIRECTORS AND OFFICERS. None of the directors or officers of the Company has:

               (a) ever filed, or had filed against him a petition under the bankruptcy or insolvency laws of any governmental regulatory authority, whether U.S. or foreign, or had a receiver, fiscal agent or similar officer appointed by a court for his business or property or any partnership in which he was a general partner at or within two years before the date hereof; or

               (b) been convicted of a crime or named in a criminal proceeding which is presently pending or, to the knowledge of the Company, threatened (excluding traffic violations and other minor offenses); or

               (c) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction permanently or temporarily enjoining him from, or otherwise limiting, any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures

Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of the U.S. Federal commodities laws or the securities laws of any other governmental regulatory authority, whether U.S. or foreign; or

               (d) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of a governmental regulatory authority, whether U.S. or foreign, barring, suspending or otherwise limiting for more than sixty (60) days his right to engage in any activity described in
Section 3.15(c) above or to be associated with persons engaged in any such activity; or

               (e) been found by a court in a civil action or any governmental authority to have violated any U.S. Federal or State securities laws or the securities laws of any other country, which judgment or finding has not been subsequently reversed, suspended or vacated;

               (f) been found by a court in a civil action or by the U.S. Commodity Futures Trading Commission to have violated any U.S. Federal commodities law, which judgment or finding has not been subsequently reversed, suspended or vacated; or

               (g) have or will have an interest adverse to the Company or any of its subsidiaries in any pending litigation or contemplated legal proceeding (including administrative proceedings and investigations by governmental authorities).

          3.16 CORPORATE DOCUMENTS. The Company has furnished to the Purchaser, or will furnish upon request, true and complete copies of the Articles of Incorporation and Bylaws of the Company certified by its secretary and copies of the resolutions adopted by the Company's Board of Directors authorizing and approving this Agreement and the transactions contemplated hereby. The Company has made available to the Purchaser and its representatives all corporate minute books of the Company, and such minute books contain complete and accurate records of the proceedings of the Company's shareholders and directors.

          3.17 COMPLIANCE WITH LAWS. The Company has complied in all material respects with all laws, regulations and orders affecting its business and operations and is not in default under or in violation of any provision of any federal, state or local rule, regulation or law.

          3.18 COPIES OF CERTAIN DOCUMENTS. Prior to the Closing Date, the Company has delivered or made available to the Purchaser true and complete copies of all documents relating to the operations of the Company that the Purchaser has requested.

          3.19 INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Company has prepared and executed, and at the Closing will deliver to Purchaser for execution by each of the Purchaser

Nominees who will take office immediately following the Closing, an Indemnification Agreement for execution by such Purchaser Nominees. Immediately following the election or appointment of any other Purchaser Nominees, the Company will prepare, execute and deliver to each such Purchaser Nominee an Indemnification Agreement for execution by such Purchaser Nominee.

          3.20 COMMITTEES OF BOARD OF DIRECTORS. The Board of Directors of the Company has established an Audit Committee and a Compensation Committee (collectively referred to as the "Committees"). Other than the Committees, the Board of Directors of the Company has not established any committees of directors which have been delegated any substantive authority or responsibility.


          3.21 BOARD OF DIRECTORS. The Board of Directors of the Company has taken the necessary corporate action to increase the authorized number of directors of the Company to eleven (11) and appoint two (2) nominees of the Purchaser to the Board of Directors, effective immediately following the Closing and subject to Purchaser's purchase of at least 8,571,429 Shares for the gross proceeds of US$3,000,000. The Company covenants and agrees that if any of such nominees (or any successor Purchaser nominee nominated pursuant to this Section 3.21) dies, resigns from the Board of Directors, does not stand for re-election by the stockholders or is removed from the Board of Directors, then the Company shall appoint another nominee of the Purchaser to the vacancy so created. The nominees of the Purchaser who take office immediately following the Closing, together with any such successors, are referred to in this Agreement as the "Purchaser's Nominees."

          3.22 BROKERS AND FINDERS. The Company has not incurred, nor shall it incur, directly or indirectly, any liability for any brokerage or finders' fees, agent commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. As more fully set forth in Section 5.1, the Company shall indemnify and hold the Purchaser harmless against all claims for brokers' or finders' fees made or asserted by any party claiming to have been employed by the Company or any shareholder, director, officer, employee or agent of the Company and all costs and expenses (including the reasonable fees of counsel) of investigating and defending such claims.

     4.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.

          As a material inducement to the Company to enter into this Agreement and to sell and issue the Shares, Purchaser represents, warrants and covenants as follows:

          4.1 DOMICILE AND ACCREDITED PURCHASER. The beneficial owners of Purchaser are domiciled in the United Arab Emirates and are "accredited investors" as defined under Rule 501 under the 1933 Act.

          4.2 POWER AND AUTHORITY. Purchaser is a corporation organized, validly existing and in good standing under the laws of the British Virgin Islands and Purchaser has taken all corporate action necessary for the execution, delivery and consummation of the transactions contemplated by this Agreement. Purchaser has full and absolute right, power and authority and legal capacity to execute, deliver and perform this Agreement and all other agreements contemplated hereby to be executed by Purchaser and, upon such execution, this Agreement will be the valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors rights generally.

          4.3 NO VIOLATION. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby to be executed and delivered by Purchaser, and the consummation of the transactions contemplated hereby and thereby will not materially violate, with or without the giving of notice or the lapse of time, or both, any provision of law applicable to Purchaser and will not conflict with or result in the breach or termination of any provision of, or constitute a default under, or give any person the right to accelerate any material obligation under, or result in the creation of any lien, security interest, charge or encumbrance upon any material properties, assets or business of Purchaser.

          4.4 LIMITED TRANSFERABILITY. Purchaser acknowledges that the Shares have not been registered under the 1933 Act or the securities laws of any state and are being offered, and will be sold, pursuant to applicable exemptions from such registration for nonpublic offerings and will be issued as "restricted securities" as defined by Rule 144 promulgated pursuant to the 1933 Act. The Shares may not be resold in the absence of an effective registration thereof under the 1933 Act and applicable state securities laws unless, in the opinion of the Company's counsel, an applicable exemption from registration is available.

          4.5 ACQUISITION FOR INVESTMENT. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the 1933 Act, in a manner which would require registration under the 1933 Act or any state securities laws.

          4.6 RESTRICTIVE LEGENDS. Purchaser understands and acknowledges that the Shares will bear the following legend:

          THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OF 1933 AND/OR THE SECURITIES ACT OF ANY STATE HAVING JURISDICTION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR ACTS.

          4.7 RULE 144. Purchaser acknowledges that an investment in the Shares is not liquid and is transferable only under limited conditions. Purchaser acknowledges that such securities must be held indefinitely unless they are subsequently registered under the 1933 Act or an exemption from such registration is available. Purchaser is aware of the provisions of Rule 144 promulgated under the 1933 Act, which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions and that such Rule is not now available and, in the future, may not become available for resale of the Shares.

          4.8 SPECULATIVE NATURE AND RISK. Purchaser understands and acknowledges the speculative nature of and substantial risk of loss associated with an investment in the Shares. Purchaser represents and warrants that the Shares constitute an investment which is suitable and consistent with Purchaser's financial condition and that Purchaser is able to bear the risks of this investment for an indefinite period of time, which may include the total loss of Purchaser's investment in the Shares. Purchaser further represents that
(a) Purchaser has adequate means of providing for Purchaser's current financial needs and contingencies, (b) there is no need for liquidity in Purchaser's investment in the Shares, and (c) Purchaser has sufficient financial and business experience to evaluate the merits and risks of an investment in the Shares.

          4.9  INDEPENDENT INVESTIGATION AND ADVISORS.  Purchaser confirms that
(a) Purchaser has received, reviewed, and understands the financial statements included in the SEC Reports; (b) Purchaser has been expressly offered the opportunity to be provided a copy of and to review all reports, documents and exhibits referenced therein and such other agreements, documents and information as Purchaser deems necessary or appropriate in determining to make an investment in the Shares, and (c) Purchaser is purchasing the Shares without any offering memoranda or prospectus of any kind, other than the SEC Reports. Purchaser represents and warrants that in making the decision to acquire the Shares Purchaser has relied upon its own independent investigation of the Company, GDRIL, Global Diamond-SA and Nabas Diamonds and the independent investigations of the Company, GDRIL, Global Diamond-SA and Nabas Diamonds by Purchaser's representatives, including Purchaser's own professional legal, tax, mining and investment advisors, and (d) Purchaser and Purchaser's representatives have been given the opportunity to examine all relevant documents and to ask questions of and to receive answers from the Company, GDRIL, Global Diamond-SA and Nabas Diamonds, or person(s) acting on their behalf, concerning the terms and conditions of acquisition by Purchaser of the Shares and any other matters concerning an investment in the Shares, and to obtain any additional information Purchaser deems necessary or appropriate to verify the accuracy of the information provided.

          4.10 BROKERS AND FINDERS. As more fully set forth in Section 5.2, Purchaser shall indemnify and hold the Company harmless against all claims for brokers' or finders' fees made or asserted by any party claiming to have been employed by the Purchaser or any shareholder, director, officer, employee or agent of the Purchaser and all costs and expenses (including the reasonable fees of counsel) of investigating and defending such claims.

     5.   INDEMNIFICATION.

          5.1  INDEMNITY BY THE COMPANY.  Notwithstanding the provisions of
Section 4.9 or any investigations or examinations made by Purchaser or Purchaser's representatives, the Company agrees to and does hereby indemnify and hold the Purchaser, the Purchaser's successors and assigns and its shareholders, directors, officers, employees and agents, harmless from and against any and all loss, damage, liability, injury, cost and expense (including attorneys fees) incurred by such party in connection with or arising from:
(a) the non-performance, partial or total, by the Company of any of its agreements and covenants contained in this Agreement; (b) the inaccuracy of any representation of the Company contained or referred to in this Agreement or any Schedule, Exhibit or certificate delivered by or on behalf of the Company pursuant hereto; (c) claims for any brokers' or finders' fees made or asserted by any party claiming to have been employed by the Company or any shareholder, director, officer, employee or agent of the Company; and (d) any and all actions, suits, proceedings, demands, assessments or judgments, cost and expenses incidental to any of the foregoing matters set forth in this
Section 5.1.

          5.2 INDEMNITY BY THE PURCHASER. The Purchaser agrees to and does hereby indemnify and hold the Company, its successors and assigns, and its directors, officers, employees and agents harmless from and against any and all loss, damage, liability, injury, cost and expense (including attorneys fees) incurred by such party in connection with or arising from: (a) the non-performance, partial or total, by the Purchaser of any of its agreements and covenants contained in this Agreement; (b) the inaccuracy of any representation of the Purchaser contained or referred to in this Agreement or any Schedule, Exhibit or certificate delivered by or on behalf of the Purchaser pursuant hereto; (c) claims for any brokers' or finders' fees made or asserted by any party claiming to have been employed by the Purchaser or any shareholder, director, officer, employee or agent of the Purchaser; and
(d) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing matters set forth in this Section 5.2.

     6.   POST-CLOSING COVENANTS.

          6.1 CONFIDENTIALITY. Each of the parties hereto shall have, prior to the Closing, through their respective representatives, permitted investigation of the property, records and the financial condition of the other party. In the course of said investigation and in the course of the negotiation of this Agreement, each party shall have received confidential information regarding the operations of the other party. Each party shall each keep confidential and not use any information so obtained which is not otherwise publicly available or ascertainable. In this regard, Purchaser acknowledges that it is aware, and that it's representatives will be made aware, that in connection with its discussions with the Company regarding this transaction, it has and will come into possession of material, non-public information about the Company. Accordingly, Purchaser agrees that it will not trade (or cause or encourage any third party to trade), and it will use its best efforts to assure that none of its representatives will trade (or cause or encourage any third party to trade), in any securities of the Company while in the possession of such material non-public information.

          6.2 PUBLIC COMMUNICATIONS. The Company shall obtain the approval of the Purchaser of any written public communications that mention either the Purchaser by name or the transactions contemplated by this Agreement prior to the dissemination of that communication to the public. The provisions of this
Section 6.2 shall not apply to any reports filed by the Company with the SEC.

          6.3 RIGHTS TO PURCHASE OF FUTURE SECURITIES. In the event that the Company, at any time and from time to time after the Closing and prior to an event described in Section 6.3(b) below, wishes to offer, directly or indirectly, shares of its capital stock or securities exchangeable or convertible into its capital stock ("Stock") to any person or entity (each a "Buyer"), then the Company shall send each such time a written notice ("Notice") to the Purchaser, prior to or contemporaneous with offering Stock to the Buyers, and in any event no less than thirty (30) business days prior to the proposed closing date of the sale of Stock. The Notice(s) shall describe the number of shares of Stock offered and the purchase price and terms. Upon receipt of any Notice, the Purchaser shall have the right ("Participation Right") to purchase such number of shares of Stock being sold in the offering that is the subject of the Notice, at the price and on the terms contained in the Notice, as is computed by multiplying the total number of shares of Stock being offered by a fraction, the numerator of which shall be the number of shares of the Company's Stock held by the Purchaser as of the date of the Notice and the denominator of which shall be the number of outstanding shares of Stock of the Company as of the date of the Notice. The provisions of this Section 6.3 shall not apply to
(i) any offers of Stock in exchange for non-cash consideration, or (ii) the exercise of the warrants and options set forth on Schedule 3.2; provided, however, until such time as the Purchaser's rights under this Section 6.3 shall have been terminated or expired, the Company shall provide the Purchaser with thirty (30) days prior written notice of any proposed or pending issuances of Common Stock contemplated by either subpart (i) or (ii) of this sentence.

               (a) EXERCISE OF RIGHT. The Purchaser may exercise the Participation Right by notifying the Company in writing, within fifteen (15) business days after the date of the Notice, of the Purchaser's desire to exercise its Participation Right. The Purchaser must tender the funds and purchase its proportionate share of the Stock on the date otherwise set for the closing of the purchase, subject only to the closing of the purchase with the other Buyers. If the Purchaser does not exercise its right in the manner described in this Section 6.3(a), the Participation Right will lapse with respect to that offering.

               (b) TERM OF PARTICIPATION RIGHT. The Participation Right under this Section 6.3 shall commence on the day of this Agreement and shall remain in effect (i) for so long as Purchaser maintains ownership of at least ten percent (10%) of the issued and outstanding Stock; or (ii) until the consummation of an underwritten public offering of shares of the Common Stock.

          6.4 CORPORATE GOVERNANCE. As soon as reasonably practicable following the date hereof, the Company shall:

               (a) amend Article II, Section 3 of the Company's Bylaws to permit the holders of Common Stock holding not less than ten percent (10%) of the issued and outstanding Common Stock of the Company to call special meetings of the Company's stockholders; and

               (b) appoint one (1) of the Purchaser's Nominees to each of the Committees.

          6.5 BYLAWS. The Company covenants and agrees that for so long as Purchaser owns at least seven and one half percent (7.5%) of the issued and outstanding shares of Common Stock:

               (a) The Company will not initiate any action to eliminate the rights provided in Article II, Section 9 of the Bylaws for stockholder action by written consent in lieu of a meeting.

               (b) The Company will not initiate any action to increase the authorized number of directors to a number greater than eleven (11).

               (c) In each instance in which there is an election by the Board of Directors of the Company of directors to serve on any committee of the Board of Directors, the Purchaser's Nominees shall have the right to designate one of the Purchaser's Nominees as a member of such committee.

               (d) The Company shall permit the Purchaser and its affiliated companies, their officers, directors and authorized representatives, at their expense, to visit and inspect the properties of the Company and each subsidiary, to examine the Company's and each subsidiary's books of account and records and to discuss the Company's and each subsidiary's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Purchaser.


          6.6 TELECONFERENCE. The Company covenants and agrees that for so long as any Purchaser Nominee serves on the Board of Directors of the Company, the Company will not initiate any action to eliminate the rights provided in
Article III, Section 6 of the Bylaws for the directors to participate in meetings of the Board of Directors by means of conference telephone or similar communications equipment.

          6.7 FURTHER ASSURANCES. From time to time following the Closing, each of the Company and the Purchaser shall, and shall cause its affiliates to, reasonably cooperate with the other and assist, where feasible, to consummate the transactions contemplated herein as soon as possible following the date hereof.

     7. REGISTRATION RIGHTS. To induce the Purchaser to purchase the Shares, the Company has agreed to provide registration rights with respect to the Registrable Securities (as defined below) as set forth in this Section 7. The Company hereby covenants and agrees as follows:

          7.1 DEFINITIONS. As used in this Section 7, the following terms have the meanings indicated:

               (a)  "Demand Registration" has the meaning assigned such term in
Section 7.3(a).

               (b) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

               (c) "Inspector" has the meaning assigned such term in Section 7.5(a)(viii).

               (d) "Holders" means the Purchaser and any Person to whom Registrable Securities are transferred by any of them other than a transferee to whom such securities have been transferred pursuant to a registration statement under the 1933 Act or Rule 144 (as defined below).

               (e) "NASD" has the meaning assigned such term in Section 7.5(a)(xiv).

               (f) "Person" shall mean any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

               (g) "Registrable Securities" mean each of the following: (a) the Shares, (b) the shares of Common Stock issued New Diamond Corporation Limited, a British Virgin Islands company ("New Diamond") pursuant to that certain Securities Purchase Agreement ("New Diamond Agreement") of even date herewith between the Company and New Diamond, and (c) any shares of Common Stock issued or issuable to the Holders of the shares of Common Stock described in subparts
(a) or (b) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and shares of Common Stock issuable upon conversion, exercise or exchange thereof.

               (h) "Registration Expenses" has the meaning assigned to such term in Section 7.5(d).

               (i) "Rule 144" means Rule 144 as promulgated by the SEC under the 1933 Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.

               (j)  "SEC" means the Securities and Exchange Commission.

               (k) "Underwriter" has the meaning assigned such term in Section 7.3(e).

          7.2  SECURITIES SUBJECT TO THIS AGREEMENT.

               (a) REGISTRABLE SECURITIES. For the purposes of this Agreement, Registrable Securities will cease to be Registrable Securities when a registration statement covering such Registrable Securities has been declared effective under the 1933 Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement.

               (b) HOLDERS OF REGISTRABLE SECURITIES. A Person is deemed to be a holder of Registrable Securities whenever such Person owns of record Registrable Securities, or holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities whether or not such acquisition or conversion has actually been effected and disregarding any legal restrictions upon the exercise of such rights. If the Company receives conflicting instructions, notices or elections from two or more persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities.

          7.3  DEMAND REGISTRATION.

               (a) REQUEST FOR DEMAND REGISTRATION. At any time commencing (i) two (2) years from the Closing and terminating seven (7) years from the Closing and (ii) after the Company has qualified for registration of the Registrable Securities on Form S-3 or any comparable or successor form or forms, the Holders may make a written request for registration (such Holders making such request being deemed to be "Initiating Holders") of Registrable Securities under the 1933 Act, and under the securities or blue sky laws of any jurisdiction reasonably designated by such Holder or Holders (a "Demand Registration"); provided, the Company will not be required to effect more than two (2) Demand Registrations at the request of the Holders pursuant to this Section 7.3. Such request for a Demand Registration shall specify the amount of the Registrable Securities proposed to be sold, the intended method of disposition thereof and the jurisdictions in which registration is desired. Upon a request for a Demand Registration, the Company shall promptly take such steps as are necessary or appropriate to prepare for the registration of the Registrable Securities to be registered. Within 15 days after the receipt of such request, the Company shall give written notice thereof to all other Holders holding Registrable Securities (the "Non-Initiating Holders") and include in such registration all Registrable Securities held by a Holder with respect to which the Company has received written requests for inclusion therein within 15 days of the receipt by such Holder of such written notice. Each such request shall specify the number of Registrable Securities to be registered, the intended method of disposition thereof and the jurisdictions in which registration is desired.

               (b) EFFECTIVE DEMAND REGISTRATION. A registration shall not constitute a Demand Registration until it has become effective and remains continuously effective until the earlier of (i) the date of sale of all Registrable Securities registered thereunder or (ii) 180 days from the effective date. The Company shall use its best efforts to cause any such Demand Registration to become effective not later than 60 days after it receives a request under Section 7.3(a) hereof.

               (c) EXPENSES. The Company shall pay all Registration Expenses (other than underwriting discounts and commissions) in connection therewith, whether or not such Demand Registration becomes effective; provided, however, that each Holder participating in such Demand Registration shall bear the costs of its own legal counsel.

               (d) UNDERWRITING PROCEDURES. If Initiating Holders holding a majority of the Registrable Securities held by all such Initiating Holders so elect, the offering of such Registrable

Securities pursuant to such Demand Registration shall be in the form of a firm commitment underwritten offering and the managing underwriter or underwriters selected for such offering shall be the Underwriter selected in accordance with Section 7.3(e). In such event, if the Underwriter advises the Company in writing that in its opinion the aggregate amount of such Registrable Securities requested to be included in such offering is sufficiently large to have a material adverse affect on the success of such offering, the Company shall include in such registration only the aggregate amount of Registrable Securities that in the opinion of the Underwriter may be sold without any such material adverse affect and shall reduce, first as to any stockholders who are the Non-Initiating Holders as a group and then as to the Initiating Holders as a group, pro rata within each group based on the number of Registrable Securities included in the request for Demand Registration, the amount of Registrable Securities to be included by each Holder in such registration.

               (e) SELECTION OF UNDERWRITERS. If any Demand Registration of Registrable Securities is in the form of an underwritten offering, the Initiating Holders holding a majority of the Registrable Securities held by all such Initiating Holders shall, in their discretion, select and obtain an investment banking firm to act as the managing underwriter of the offering (the "Underwriter"), subject to approval by the Company which shall not be unreasonably withheld.

          7.4  HOLDBACK AGREEMENTS AND TERMINATION.

               (a) DELAY OF RIGHTS UNDER SPECIAL CIRCUMSTANCES. Upon receipt by the Company of a request for Demand Registration pursuant to Section 7.3(a) hereof, the Company shall have the right, in the event that the Company is then engaged in business negotiations which would be materially adversely affected by a Demand Registration, to delay the effectiveness of such request by the Initiating Holders for a period of up to 30 days. The Company shall exercise the foregoing delay right by delivering to the Initiating Holders, within 5 days after the receipt of such request, a written notice attesting to the necessity of such a delay.

               (b) RESTRICTIONS ON DEMANDS BY HOLDERS AND TERMINATION OF DEMAND RIGHTS. Subject to the provision of Section 7.6 hereof, each Holder of Registrable Securities agrees that the right to request a Demand Registration shall be suspended for a period of up to 180 days commencing upon the date the Company executes a letter of intent with an underwriter for a firm commitment underwritten public offering of its securities having an aggregate offering price of not less than $5,000,000, provided that a registration statement with respect to such offering is filed by the Company with the SEC within 45 days from the date of execution of such letter of intent. The foregoing suspension of the rights of the Holders will cease if such registration statement is not declared effective by the SEC within 60 days of the filing thereof.

          7.5  REGISTRATION PROCEDURES.

               (a) OBLIGATIONS OF THE COMPANY. Whenever registration of Registrable Securities has been requested pursuant to Article 7 of this Agreement, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable, and in connection with any such request, the Company shall, as expeditiously as possible:

                    (i) diligently use its best efforts to prepare and file with the SEC a registration statement on any form for which the Company then qualifies of which counsel for the Company shall deem appropriate and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (A) provide counsel selected by the Holders holding a majority of the Registrable Securities being registered in such registration ("Holders' Counsel") and any other Inspector (as hereinafter defined) with an adequate and appropriate opportunity to participate in the preparation of such registration statement and each prospectus included therein (and each amendment or supplement thereto) to be filed with the SEC, which documents shall be subject to the review of Holders' Counsel, and (B) notify the Holders' Counsel and each seller of Registrable Securities of any stop order issued or threatened by the SEC and take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

                    (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days, or such shorter period which will terminate when all Registrable Securities covered by such registration statement have been sold, and comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

                    (iii) as soon as reasonably possible, furnish to each seller of Registrable Securities, prior to filing a registration statement, copies of such registration statement as is proposed to be filed, and thereafter such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                    (iv) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller of Registrable Securities reasonably requests, and to continue such qualification in effect in such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as any such seller requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this

Section 7.5(a)(iv), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction;

                    (v) use its best efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers of Registrable Securities to consummate the disposition of such Registrable Securities;

                    (vi) notify each seller of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

                    (vii) enter into and perform customary agreements (including an underwriting agreement in customary form with the Underwriter, if any, selected as provided in Section 7.3) and take such other actions as are prudent and reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

                    (viii) make available for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition pursuant to such registration statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an "Inspector" and collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's and its subsidiaries, officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (A) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement, (B) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or (C) the information in such records has been made generally available to the public other than through a breach of the confidentiality requirement set forth above. Each Seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is required by any court of competent jurisdiction, give notice to the Company and allow the Company, at the

Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

                    (ix) if such sale is pursuant to an underwritten offering, use its best efforts to obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as Holders' Counsel or the managing underwriter reasonably request;

                    (x) use its best efforts to furnish, at the request of any seller of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the registration statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the seller making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as such seller may reasonably request and are customarily included in such opinions;

                    (xi) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable but no later than 15 months after the effective date of the registration statement, an earnings statement covering a period of 12 months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of Section 7.10(a) of the 1933 Act;

                    (xii) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed, provided, that the applicable listing requirements are satisfied;

                    (xiii) keep each seller of Registrable Securities advised in writing as to the initiation and progress of any registration hereunder;

                    (xiv) cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD"); and

                    (xv) use best efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

               (b) SELLER INFORMATION The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

               (c) NOTICE TO DISCONTINUE. Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 7.5(a)(vi), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 7.5(a)(vi) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including without limitation the period referred to in Section 7.5(a)(ii)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 7.5(a)(vi) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 7.5(a)(vi).

               (d) REGISTRATION EXPENSES. The Company shall pay all expenses (other than as set forth in Section 7.3(c)) arising from or incident to the performance of, or compliance with, the terms of Article 7 of this Agreement, including without limitation, (i) SEC, stock exchange and NASD registration and filing fees, (ii) all fees and expenses incurred in complying with securities or blue sky laws (including reasonable fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including without limitation any expenses arising from any special audits incident to or required by any registration or qualification), and (v) any liability insurance or other premiums for insurance obtained (which insurance the Company agrees to use its best efforts to obtain upon the reasonable request of any seller of Registrable Securities) retained in connection with any Demand Registration pursuant to the terms of this Agreement, regardless of whether such registration statement is declared effective. All of the expenses described in this Section 7.4(d) are referred to herein as "Registration Expenses."

          7.6 PIGGY-BACK REGISTRATION. If the Company proposes to file a registration statement under the Act pursuant to a demand for registration pursuant to Section 7.3 the PCM Agreement, then the Company shall give written notice of such proposed filing to each of the Holders of Registrable Securities at least 30 days before the anticipated filing date, and such notice shall describe in detail the proposed registration and distribution (including those jurisdictions where registration under the securities or blue sky laws is intended) and offer such Holders the opportunity to register the number of Registrable Securities as each such Holder may request. The Company shall use its best efforts (within ten days of the notice provided for in the preceding sentence) to cause the managing underwriter or underwriters of a proposed underwritten offering (the "Company Underwriter") to permit the Holders of Registrable Securities who have requested to participate in the registration for such offering to include such Registrable Securities in such offering on the same terms and conditions as the securities of the Company included therein. Notwithstanding the foregoing, if the Company Underwriter delivers a written opinion to the Holders of Registrable

Securities that the total amount or kind of securities which they and PCM (or its successors) intend to include in such offering (the "Total Securities") is sufficiently large so as to have a material adverse effect on the distribution of the Total Securities, then the amount or kind of securities to be offered for the account of such Holders and such other persons or entities (other than the Company) shall be reduced pro rata to the extent necessary to reduce the Total Securities to the amount recommended by the Company Underwriter, provided that PCM shall have first priority to participate in the registration over all other holders of registration rights. Unless waived by a Holder in writing, each Holder shall have the right to participate pro rata based upon the proportion of the Registrable Securitiesheld by them bears to all Registrable Securities.

          7.7  INDEMNIFICATION; CONTRIBUTION

               (a) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify, to the fullest extent permitted by law, each Holder, its officers, directors, partners, employees, advisors and agents and each Person who controls (within the meaning of the 1933 Act or the Exchange Act) such Holder from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation or defending such claim and any amounts paid in any settlement effected with the Company's consent) arising out of or based upon (i) any untrue, or allegedly untrue, statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or notification or offering circular (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall also indemnify any underwriters of the Registrable Securities, their officers, directors and employees and each Person who controls such underwriters (within the meaning of the 1933 Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities.

               (b) INDEMNIFICATION BY HOLDERS. In connection with any registration statement in which a Holder is participating pursuant to Article 7 hereof, each such Holder shall furnish to the Company in writing such information with respect to such Holder as the Company may reasonably request or as may be required by law for use in connection with any such registration statement or prospectus and each Holder agrees to indemnify, to the fullest extent permitted by law, the Company, any underwriter retained by the Company and their respective directors, officers, employees and each Person who controls the Company or such underwriter (within the meaning of the 1933 Act and the Exchange Act) to the same extent as the foregoing indemnity from the Company to the Holders, but only with respect to any statement or alleged statement in or omission or alleged omission from such registration statement if such statement or omission was made in reliance upon and in conformity with information furnished in writing by such Holder; provided, however, that the total amount to be indemnified by such Holder pursuant to this Section 7.7(b) shall be limited to the net proceeds received by such Holder in the offering to which the registration statement or prospectus relates.

               (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any Person entitled to indemnification hereunder (the "Indemnification Party") agrees to give prompt written notice to the indemnifying party (the "Indemnifying Party") after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the Indemnified Party unless
(i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel satisfactory to the Indemnified Party in its reasonable judgment, (iii) the named parties to any such action (including any impleaded parties) have been advised by such counsel that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct, (B) there may be one or more defenses available to it which are different from or additional to those available to the Indemnifying Party, or (C) in the reasonable judgment of the Indemnified Party, upon the advice of counsel, a conflict of interest may exist between the Indemnified Party and te Indemnifying Party. In any of such cases the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld.

               (d)  CONTRIBUTION. If the indemnification provided for in this
Section 7.7 from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Sections 7.7(a), 7.7(b) and 7.7(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this
Section 7.7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.
No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person.

          7.8 RULE 144. The Company covenants that, from and after the date that the Company has a class of equity securities registered under the Exchange Act, it shall (i) file any reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder; (ii) make and keep public information available as those terms are understood and defined in Rule 144; and (iii) take such further action as each Holder of Registrable Securities may reasonably request (including providing any information necessary to comply with Rules 144 and 144A), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the 1933 Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A, as such rules may be amended from time to time, or (b) any similar rules or regulations hereafter adopted by the SEC. The Company shall, upon the request of any Holder of Registrable Securities, deliver to such Holder a written statement as to whether it has complied with such requirements.


     87.  MISCELLANEOUS.

          8.1 SURVIVAL OF REPRESENTATIONS. All representations, warranties and agreements contained herein or made in writing by the Company or the Purchaser in connection with the transactions contemplated hereby except any representation, warranty or agreement as to which compliance may have been appropriately waived in writing, shall survive the execution and delivery of this Agreement.

          8.2 EXPENSES AND ATTORNEY FEES. Irrespective of whether the Closing is effected, the Company shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If the Closing takes place on or before December 31, 1998, the
Company shall reimburse Purchaser for twenty five   percent (25%) of the
reasonable fees of Mr. Ajmal Ebrahim-Hameed and Sidley & Austin, attorneys for Purchaser, including the reasonable travel and lodging costs incurred by Mr. Ajmal Ebrahim-Hameed in connection with his attendance at the Closing. The foregoing obligation is in addition to the Company's separate obligation of reimbursement to New Diamond under Section 8.2 of the New Diamond Agreement, it being understood that Mr. Ajmal Ebrahim-Hameed and Sidley & Austin will be submitting separate bills to Purchaser and New Diamond.

          If any party commences an action, either arbitration or court proceedings, against any other party arising out of or in connection with this Agreement, the prevailing party or parties shall be entitled from the losing party or parties, both attorney's fees and costs of the arbitration and/or suit as part of the judgment rendered.

          8.3 PARTIAL INVALIDITY. If any term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

          8.4 WAIVERS. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

          8.5 NOTICES. Any notices relating to this Agreement of the Exhibits hereto shall be deemed sufficiently given and served for all purposes if given in writing and delivered (a) personally, (b) by facsimile with electronic confirmation of receipt, (c) by registered or certified mail, postage prepaid, or (d) by international courier, addressed as follows:

          If to the Company:

               Global Diamond Resources, Inc.
               836 Prospect Street, Suite 2B
               La Jolla, California  92037
               USA
               Attention: Johann de Villiers, Chief Executive Officer
               Facsimile: (619) 459-5513

          If to the Purchaser:

               LIWA Diamond Company Limited
               P.O. Box 95
               Abu Dhabi
               United Arab Emirates
               Attention: Amin Koudsi
               Facsimile: 971 2 722 876

Such notice shall be deemed given: (a) if personally delivered, at the time of delivery; (b) if sent by facsimile transmission with confirmation of receipt or delivered by telegram, three (3) days after being sent or the time of actual receipt, whichever is earlier; and (c) if sent by mail or international courier, on the date of actual receipt. The address for the purpose of this Section 8.5 may be changed by giving notice of such change in the manner provided herein for giving notice.

          8.6 SUCCESSORS AND ASSIGNS. The terms, covenants and conditions contained herein shall be binding upon and inure to the benefit of the heirs, successors and assigns of the parties hereto.

          8.7 LAW GOVERNING. This Agreement shall be construed and interpreted in accordance with and governed and enforced in all respects by the laws of the State of California.

          8.8 HEADINGS. The section, subsection and paragraph headings throughout this Agreement are for convenience and reference only, and the words contained therein shall not be held to expand, modify, amplify or aid in the interpretation, construction or meaning of this Agreement.

          8.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each signed by different persons and all of said counterparts together shall constitute one and the same instrument, and such instrument shall be deemed to have been made, executed and delivered on the date first hereinabove written, irrespective of the time or times when the same or any counterparts thereof actually may have been executed and delivered a counterpart thereof to the Company and the Purchaser.

          8.10 ENTIRE AGREEMENT. This Agreement and the Exhibits and Schedules contain the entire agreement of the parties hereto and may not be modified, altered or changed in any manner whatsoever, except by a written agreement signed by the parties hereto.

          IN WITNESS WHEREOF, the Parties have executed this Agreement of Understanding as of the day and year first written above.


                                       GLOBAL DIAMOND RESOURCES, INC.,
                                       a Nevada corporation


                                       By:   /s/ Johann de Villiers
                                          ----------------------------------
                                          Johann de Villiers,
                                          Chief Executive Officer


                                       LIWA DIAMOND COMPANY LIMITED,
                                       a British Virgin Islands company


                                       By:  /s/ Ajmal Ebrahim-Hameed
                                          ----------------------------------
                                          Ajmal Ebrahim-Hameed,
                                          An authorized officer



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